Exhibit 21.1

SIGNIFICANT SUBSIDIARIES OF ALBEMARLE CORPORATION

NAME	PLACE OF FORMATION

Albemarle International Corporation	Virginia

Albemarle Catalysts International, LLC	Delaware

Albemarle Catalysts U.S., LLC	Delaware

Albemarle Delaware One, LLC	Delaware

ACI Delaware Corporation	Delaware

Albemarle Catalysts Company LP	Delaware

Albemarle Catalysts Company BV	Netherlands

Albemarle Netherlands BV	Netherlands

Albemarle Europe SPRL	Belgium

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